Exhibit 99.6

MEGAWEST ENERGY CORP.

INFORMATION CIRCULAR
for the Annual and Special Meeting
to be held April 29, 2011

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Megawest Energy Corp. ("Megawest" or the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held in the Macleod Room, Macleod Dixon LLP, 3700, 400 3rd Avenue SW, Calgary, Alberta T2P 4H2 on Friday, April 29, 2011 at 2:00 p.m. (Calgary time) for the purposes set out in the accompanying Notice of Meeting.  As a shareholder, you are cordially invited to be present at the Meeting.  To ensure that you will be represented at the Meeting in the event that you are unable to attend personally, you are requested to complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, to reach the addressee no later than forty-eight (48) hours (excluding Saturday, Sunday and holidays) prior to the time of the meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

The costs incurred in the preparation and mailing of the form of proxy, the Notice of Annual and Special Meeting and this Information Circular will be borne by the Corporation.  The solicitation of proxies is expected to be primarily by mail but may also be made by personal interviews, telephone or other means of communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  The costs of proxy solicitation will be paid by the Corporation.

No person is authorized to give any information or make any representations other than those contained in this Information Circular and if given or made, such information or representations must not be relied upon as having been authorized to be given or made.  Except where otherwise stated, the information contained herein is given as of March 29, 2011.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Corporation.  A shareholder has the right to appoint a nominee (who need not be a shareholder) to represent the shareholder at the Meeting other than persons designated in the enclosed proxy form, who are management designees, either by inserting the name of the chosen nominee in the blank space provided in the enclosed form of proxy or by completing another form of proxy.  Such shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his or her attorney authorized in writing or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly executed.

A form of proxy will not be valid and not be acted upon or voted unless it is signed and dated and reaches the office of Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, to reach the addressee no later than forty-eight (48) hours (excluding Saturday, Sunday and holidays) prior to the time of the meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the head office of the Corporation at any time up to and including the last business day immediately preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The common shares in the capital of the Corporation (the "Common Shares") represented by the enclosed Instrument of Proxy, if properly completed and executed, will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted for, against or withheld from voting in accordance with the specifications so made.  In the absence of any such instruction, the persons whose names appear on the printed form of proxy, will vote in favour of all the matters set out thereon.  If any other business or amendments or variations to matters identified in the Notice properly come before the Meeting and where management of the Corporation is not aware of these amendments, variations or other matters to be presented to the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares in the capital of the Corporation can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Corporation.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP").  ADP typically asks Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Information Concerning the Corporation

Voting Securities and Principal Holders of Voting Securities

MegaWest is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As of March 29, 2011, a total of 133,289,472 common shares are issued and outstanding.

To the knowledge of the directors and senior officers of MegaWest, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Common Shares of MegaWest.

Except as noted below there are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

As of March 29, 2011, the holders of the Senior Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of approximately 668,680,000 common shares or 80.4% of the fully diluted common shares of MegaWest, and could have the ability to control all matters submitted to MegaWest's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control the Company's management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of MegaWest’s shares.

As of March 29, 2011, the directors and officers of the Corporation as a group owned beneficially, directly and indirectly, approximately 10,816,000 Common Shares, representing 8.1% of the presently issued and outstanding Common Shares.

The directors of the Corporation have fixed March 29, 2011 at the close of business, as the record date for the determination of shareholders entitled to receive notice of the Meeting and to vote thereat.  All holders of Common Shares of the Corporation at the close of business on the record date are entitled to attend and vote the Common Shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.  However, a person appointed under a proxy will be entitled to vote the Common Shares represented by that proxy only if it is effectively delivered in the manner set out herein under the heading "Appointment and Revocation of Proxies" and has not been revoked.

To the extent that a person has transferred any Common Shares after the record date, and the transferee of those Common Shares produces a properly endorsed share certificate or otherwise establishes ownership no later than 10 days before the Meeting, such person shall be entitled to demand inclusion in the list of shareholders prepared by the Corporation before the Meeting and to vote thereat.  The transfer books will not be closed.

Indebtedness of Directors and Senior Officers

There is not as of the date hereof, and has not been since the incorporation of the Corporation, any indebtedness owing to the Corporation by the directors, senior officers or other members of management of the Corporation, or any of their associates or affiliates.

Interest of Informed Persons in Material Transactions

There are no material interests, direct or indirect, of any directors or senior officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any completed or proposed transaction which has had a material affect or would materially affect the Corporation and which is not otherwise disclosed herein or the annual financial statements.

Interest of Certain Persons in Matters to be Acted Upon

Management of the Corporation is not aware of any material interests, direct or indirect, of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year, or any associate or affiliate of such persons in any manner to be acted on at the Meeting, other than as described herein.

Equity Compensation Plan Information

The following information is provided as at March 29, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants (a)	Weighted-average exercise price of outstanding options and warrants (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	10,573,000	$0.16	2,755,947
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	10,573,000	$0.16	2,755,947

Pursuant to the Corporation's stock option plans (the "Option Plans"), the Corporation may grant incentive stock options to directors, officers, employees and consultants of the Corporation or any subsidiary thereof.  The number of shares reserved for issuance in aggregate under both plans was limited to 10% of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

Executive Compensation

The following table sets forth a summary of all compensation paid during the years ending April 30, 2010, 2009, and 2008 by the following executive officers: (i) those who acted as the Corporation's Chief Executive Officer and Chief Financial Officer; and (ii) executive officers whose total salary and bonus exceeded $150,000 (the "Named Executive Officers").

Name and Principal Position	Fiscal Year Ended April 30	Salary ($)	Share-Based Awards ($)	Option-Based Awards (#)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
George T. Stapleton, II Chief Executive Officer and Director	2010 2009 2008	$0 $189,231 $236,899	-	300,000 - -	-	-	-	- - -	0 189,231 236,899
George Orr Director	2010 2009 2008	$0 $56,965 $138,000	-	300,000 - -	-	-	-	- - -	0 56,965 138,000
E. Wayne Sampson Vice President, Land	2010 2009 2008	$176,496 $176,496 $168,000	-	300,000 600,000 -	-	-	-	- - -	176,406 176,406 168,000
Kelly Sledz Vice President, Finance	2010 2009 2008	- $110,550 $150,600	-	- - 300,000	-	-	-	- -	- 110,550 150,600
Pat McCarron Vice President, Operations	2010 2009 2008	$185,040 $185,040 -	-	300,000 600,000 -	-	-	-	- $100,000 -	185,040 285,040 -
R. William Thornton Former President, Chief Executive Officer and Director	2010 2009 2008	$250,000 $250,000 $250,000	-	400,000 - -	-	-	-	- - -	250,080 250,000 250,000
Kelly D. Kerr Vice President Finance and Chief Financial Officer	2010	$100,832	-	600,000	-	-	-	-	100,832

Notes:

(1)	"Options" includes all options, share purchase warrants and rights granted by our company as compensation for employment services or office.

(2)
"SAR" or "stock appreciation right" means a right granted by our company, as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our company's publicly traded securities.

(3)
"LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one fiscal year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4)
Mr. Stapleton was the President of our company from December 21, 2006 to February 8, 2008 and the Chief Executive Officer from December 21, 2006 to January 23, 2009. He reassumed the position of CEO upon the departure of Mr. Thornton on June 30, 2010 until the appointment of Mr. Morrison on January 1, 2011.

(5)	Mr. Orr was our Chief Financial Officer from December 21, 2006 to October 27, 2008, and from February 14, 2011 to present.

(6)	Mr. Sledz resigned from our company effective January 23, 2009.

(7)
Mr. Thornton was appointed our President on February 8, 2008 and our Chief Executive Officer on January 23, 2009.  Mr. Thornton was our Chief Operating Officer from January 1, 2007 to January 23, 2009. Mr. Thornton resigned all positions at June 30, 2010.

(8)	Mr. Kerr joined our company on October 14, 2009 and resigned November 30, 2010.

Outstanding Option-Based Awards

The following table sets forth information with respect to the outstanding Options granted under Option Plan granted to the Named Executive Officers as of April 30, 2010, which includes Options granted prior to April 30, 2009:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of Shares or Units of Share that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
R. William Thornton (2)	1,900,000	see below	Oct 13, 2014	9,000	-	-
E. Wayne Sampson	900,000	0.15	Nov 26, 2014	-	-	-
Pat McCarron	900,000	0.15	Nov 26, 2014	-	-	-
Kelly D. Kerr (3)	600,000	0.10	Oct 13, 2014	6,000	-	-

Notes:

(1)
"in-the-money Options" means the excess of the market value of our company’s shares on April 30, 2008 over the exercise price of the options.  Our company’s shares trade on the Over-the-Counter-Bulletin Board in the United States.  The last trade on April 30, 2010 was as US$0.11 per share.  Therefore, these calculations are based upon the trading price of US$0.11 per share.

(2)
Mr. Thornton's options consisted of 1,000,000 at $0.50 until January 8, 2011, 500,000 at $0.10 until December 20, 2011 and 400,000 at $0.10 until October 13, 2014, all of which expired unexercised on September 30, 2010 after his resignation on June 30, 2010.

(3)	All of Mr. Kerr’s options expired unexercised on February 28, 2011 after his resignation on November 30, 2010.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options granted pursuant to the Option Plan and cash bonuses awarded pursuant to the annual incentive plan to the Named Executive Officers that vested during the period ending April 30, 2010.

Name	Option-Based Awards - Value Vested During Year ($)(1)	Share-Based Awards - Value Vested During Year ($)	Non-Equity Incentive Plan Compensation Value Earned During Year ($)
R. William Thornton	nil	nil	nil
E. Wayne Sampson	nil	nil	nil
Pat McCarron	nil	nil	nil
Kelly Kerr	nil	nil	nil

Note:

(1)
Calculated by multiplying the number of Common Shares that vested during the year by the difference between the market price of the Common Shares at the date of vesting and the exercise price of the Options.

Compensation Discussion and Analysis

Our compensation committee discharges our board of directors’ responsibilities relating to compensation of our Chief Executive Officer, our other executive officers, president, principal financial officer, principal accounting officer (or controller) and vice president in charge of a principal business unit, division or function such as sales, administration or finance, any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions.  The compensation committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of our company as they affect the foregoing officers.  Our compensation committee has adopted a Compensation Committee Charter.  During fiscal 2010, the Compensation Committee consisted of Brian Evans, George Orr, George Stapleton and Bill Thornton and all except Bill Thornton were independent directors.

During fiscal 2010, the Company's operational focus was on surviving significant liquidity challenges that were the result of having limited access to capital in a falling commodity price environment.  There was not any increase in base salaries or other benefits compared to the prior year.  The Company does not have any pre-determined performance bonus formulas or benchmarks.

The Board intends to issue further stock options in the future to management, directors, employees and consultants as it believes stock options form an important part of compensation for small companies that may not have the cash resources to meet the higher salaries offered by larger competitors.

Compensation of Directors

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended April 30, 2010.  Our company has no formal arrangement pursuant to which directors are compensated by us for their services in their capacity as directors, except for the granting from time to time of incentive stock options.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board.  Our board of directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director.  No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the fiscal year ended April 30, 2010.

Employment Contracts

Mr. E. Wayne Sampson has served as our Vice President Land since March 19, 2007 and we entered into an executive employment agreement with him on January 21, 2009 in connection with such position.  Pursuant to the agreement, Mr. Sampson receives an annual salary of $176,500 and bonuses as may be determined by the board of directors.  Mr. Sampson is entitled to coverage under our Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence).  If Mr. Sampson's employment is terminated for just cause or by Mr. Sampson without constructive dismissal, we will pay Mr. Sampson the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. Sampson's employment is terminated by us without just cause or by Mr. Sampson for constructive dismissal, then in addition to the foregoing amounts, Mr. Sampson will receive a severance payment in the amount of one year's annual salary plus $10,000 in respect of lost benefits less applicable withholdings and deductions and all stock options held by Mr. Sampson will automatically vest.  Additionally, in the event of a change of control, we and/or Mr. Sampson may terminate Mr. Sampson's employment, in which event we will pay Mr. Sampson the termination payments set out above.  As part of the agreement, Mr. Sampson was granted options to purchase 600,000 common shares in 2009 with an exercise price of US$0.15 per share that expire November 3, 2011.

We entered into an executive employment agreement with Pat McCarron, under which we agreed to employ Mr. McCarron as Vice President Operations as of July 16, 2008.  Pursuant to the agreement, Mr. McCarron receives an annual salary of $185,040 and bonuses as may be determined by the board.  Upon execution of the agreement, we paid Mr. McCarron a $100,000 signing bonus.  Mr. McCarron is entitled to coverage under our Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence).  If Mr. McCarron's employment is terminated for just cause or by Mr. McCarron without constructive dismissal, we will pay Mr. McCarron the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. McCarron's employment is terminated by us without just cause or by Mr. McCarron for constructive dismissal, then in addition to the foregoing amounts, Mr. McCarron will receive a severance payment in the amount of one year's annual salary plus $10,000 in respect of lost benefits less applicable withholdings and deductions and all stock options held by Mr. McCarron will automatically vest.  Additionally, in the event of a change of control, we and/or Mr. McCarron may terminate Mr. McCarron's employment, in which event we will pay Mr. McCarron the termination payments set out above. As part of the agreement, Mr. McCarron was granted options to purchase 600,000 common shares in 2009 with an exercise price of US$0.15 per share that expire November 3, 2011.

A change of control is defined in the agreement as the occurrence of any of:  (a) the purchase or acquisition of shares of our common stock (or securities convertible thereto or carrying the right to acquire our common stock) as a result of which a person or group of persons, acting jointly or in concert, beneficially owns or exercises control or direction over shares of our common stock that would have the right to cast more than 50% of the votes attached to all our common stock; or (b) approval by our shareholders of:  (i) an amalgamation, arrangement or combination of our company with another entity pursuant to which our shareholders immediately before such combination do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of our common stock immediately thereafter; (ii) a liquidation, dissolution or winding-up of our company; (iii) the sale, lease or other disposition of all or substantially all of the assets of our company; (iv) the election at a meeting of our shareholders of a number of directors, who were not included in the slate for election as directors approved by our prior board of directors, and who would represent a majority of our board of directors, or (v) the appointment of a number of directors which would represent a majority of our board of directors and which were nominated by any holder of our voting shares or by any group of holders of our voting shares acting jointly or in concert and not approved by our prior board of directors.

We entered into an executive employment agreement with Kelly D. Kerr, under which we agreed to employ Mr. Kerr as Chief Financial Officer as of October 13, 2009.  Pursuant to the agreement, Mr. Kerr receives an annual salary of $186,150 and bonuses as may be determined by our board of directors.  Mr. Kerr is entitled to coverage under our Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence).  If Mr. Kerr's employment is terminated for just cause or by Mr. Kerr without constructive dismissal, we will pay Mr. Kerr the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. Kerr's employment is terminated by us without just cause or by Mr. Kerr for constructive dismissal, then in addition to the foregoing amounts, Mr. Kerr will receive a severance payment in the amount of one year's annual salary plus $10,000 in respect of lost benefits less applicable withholdings and deductions, and all stock options held by Mr. Kerr will automatically vest.  Additionally, in the event of a change of control of our company, we and/or Mr. Kerr may terminate Mr. Kerr's employment, in which event; we will pay Mr. Kerr the termination payments set out above.  As part of the agreement, Mr. Kerr was granted options to purchase 600,000 common shares in 2009 with an exercise price of US$0.10 per share that expire October 12, 2014.  Mr. Kerr resigned effective November 30, 2010 which terminated the executive employment agreement and the options there under expired unexercised on February 28, 2011.

We entered into an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby we agreed to employ Mr. Thornton as our Chief Operating Officer as of January 1, 2007 (as of February 8, 2008 Mr. Thornton was appointed as our President and as of January 23, 2009 he resigned as our Chief Operating Officer and was appointed our Chief Executive Officer).  Pursuant to the agreement, Mr. Thornton received an annual salary of $250,000 and bonuses as determined by our board.  Upon execution of the agreement, we paid Mr. Thornton a signing bonus in the amount of US$250,000. As part of the agreement Mr. Thornton was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011 and 500,000 common share stock options with an exercise price of US$0.10 per share that expire December 21, 2011.  Mr. Thornton was entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at our company's expense.  If Mr. Thornton's employment was terminated for just cause or by Mr. Thornton without constructive dismissal, we would pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. Thornton's employment was terminated by our company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton would receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of our company's stock plan, all stock options held by Mr. Thornton would automatically vest.  Additionally, in the event of a change of control (as defined below) of our company, we and/or Mr. Thornton may terminate Mr. Thornton's employment with our company, on which event, we would pay to Mr. Thornton the termination payments set out above. Effective June 30, 2010 Mr. Thornton resigned as our President and Chief Executive Officer, and accordingly our executive employment agreement with Mr. Thornton was terminated. Mr. Thornton’s options expired on September 30, 2010.

The Company does not have any formal employment agreement with Mr. Morrison or Mr. Orr.

Director Compensation

The following table provides information concerning compensation paid to the non-executive directors for the fiscal year ended April 30, 2010 as compensation for acting as directors

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
George T. Stapleton, II	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Orr	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian J. Evans	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Fred Zeidman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Neil McCrank	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Director Compensation - Incentive Plan Awards - Value Vested During the Year

The following table sets forth information with respect to the value of Options granted pursuant to Option Plan granted to the directors that vested during the period ending April 30, 2010.

Name	Option-Based Awards - Value Vested During Year ($)	Share-Based Awards - Value Vested During Year ($)	Non-Equity Incentive Plan Compensation Value Earned During Year ($)
R. William Thornton	Nil	Nil	Nil
George T. Stapleton, II	Nil	Nil	Nil
George Orr	Nil	Nil	Nil
Brian J. Evans	Nil	Nil	Nil
Fred Zeidman	Nil	Nil	Nil
Neil McCrank	Nil	Nil	Nil

Note:

(1)
Calculated by multiplying the number of Common shares purchasable on exercise of the options by the difference between the market price of the Common Shares on the date of vesting and at year ending April 30, 2010.

Audit Committee Disclosure

Pursuant to Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), the Company is required to have an Audit Committee of its board of directors.

Audit Committee Charter

The text of the Company’s Audit Committee Charter is as follows:

"The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(d)	review and report to the board of directors of the Company on the following before they are published:

(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii)	the auditor’s report, if any, prepared in relation to those financial statements,

(e)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,

(f)
satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(g)	recommend to the board of directors:

(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)	the compensation of the external auditor,

(h)
oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(i)
monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(j)	monitor the management of the principal risks that could impact the financial reporting of the Company,

(k)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(l)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor,

(m)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(n)
with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee is composed of 3 directors from the Company’s board of directors, the majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

As of the date of this Information Circular, the following are the members of the Audit Committee:

George Orr(1)	Not Independent	Financially literate
Brian J. Evans	Independent	Financially literate
Fred Zeidman	Independent	Financially literate

Notes:

(1)	George Orr would be considered independent except for the fact that he was the Company's CFO until October 27, 2008 and has recently assumed that role again.

(2)	It is anticipated that Elden Schorn will replace Brian J. Evans on the audit committee after the AGM.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditor and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

(a)	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

(b)	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company."

Relevant Education and Experience

George Orr is a chartered accountant and has several years experience consulting to public and private companies for accounting, reporting and administrative requirements.

Brian Evans was a partner and associate counsel with a national Canadian law firm and is a director of several public companies.

Fred Zeidman is Chairman of the Board of Corporate Strategies, a private consulting firm. He is also Chairman of the Board of SulphCo Inc. (AMEX), a director of Nova Biosource Fuel (OTC) and the Chief Restructuring Officer of TransMeridian Exploration, Inc, (AMEX).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of MI 52-110 , or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

Pursuant to paragraph (i) of the Audit Committee Charter above, the Audit Committee must review and pre-approve all non-audit services provided by the Company’s external auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended April 30,	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2010 KPMG LLP	$79,000	$nil	$53,000	$nil
2009 KPMG LLP	$320,500	$25,000	$23,000	$nil

Note:

(1)	"Tax Fees" include fees paid to the Company’s external auditors for tax compliance and tax planning advice.

Additional Information

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and The Corporation’s website at www.megawestenergy.com.

The financial information is provided in the Corporation's comparative consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial period.

Annual Meeting Business

Financial Statements

Audited financial statements of the Corporation for the year ended April 30, 2010 accompany this Information Circular.  The presentation of such audited financial statements to the shareholders will not constitute a request for approval or disapproval.

Election of Directors

The Articles of the Corporation provide that the Board of Directors shall consist of a minimum of 1 and a maximum of 15 directors to be elected annually.

The term of office for each director is from the date of the meeting at which he or she is elected until the annual meeting next following or until his successor is elected or appointed.  At the Meeting, a board of four directors is proposed to be elected.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of the nominee specified below as directors of the Corporation.  If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.  Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected

The following table states the names of all persons proposed to be nominated for election as directors, the position or office now held by them, if applicable, their principal occupation or employment for the preceding five years, the date on which they became directors of the Corporation and the number of shares in the capital of the corporation owned by them or over which they exercise control or direction as at the date hereof.

The following table sets forth the names of the persons proposed to be nominated for election as directors:

Name and Place of Residence	Office Held and Period Served as a Director	Principal Occupation During the Last Five Years	Common Shares Beneficially Owned (1)(2)

F. George Orr(3) Surrey, British Columbia, Canada	Director since December 21, 2006	Consulting accountant to numerous public and private companies	950,000
Tim L. Morrison Katy, Texas, USA	CEO since Jan 4,2011 and Proposed Director	COO, Cox Oil LLC	0
M. Elden Schorn Vancouver, BC, Canada	Proposed Director	Management Advisory Consultant	0
Fred S. Zeidman(3) Houston, Texas, USA	Appointment as Director anticipated to occur in November 2009	Chairman of the Board, Corporate Strategies, a private consulting firm	500,000

Notes:

(1)	Information as to common shares beneficially owned or controlled has been provided by the respective directors and nominees.

(2)
Common shares beneficially owned does not include stock options or warrants that may be held by each director as described below in “Statement of Executive Compensation” and “Compensation of Directors”.

(3)	Member of the Company’s Audit Committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Appointment of Auditors

At the Meeting, the shareholders will be called upon to appoint the auditors to serve until the close of the next annual meeting of the Corporation and to authorize the directors to fix the remuneration of the auditors so appointed.

The Corporation proposes that KPMG LLP, Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation until the next annual meeting at such remuneration as may be approved by the Board of Directors of the Corporation.  KPMG LLP, Chartered Accountants, have been the auditors of the Corporation since 2007.

Special Meeting Business

Change of Name of Corporation

The Board feels that it would be advisable to pass a special resolution approving a change of the Corporation's name, from "MegaWest Energy Corp." to "Gravis Oil Corporation", or such other name as the Board of Directors may approve.  Shareholders are specifically advised that the proposed special resolution grants the Board of Directors the discretion to revoke the resolution and not proceed with such name change without further approval of the shareholders.

The full text of the special resolution approving the change of name of the Corporation is as follows:

"BE IT RESOLVED, as a special resolution, that:

1.
the Corporation change from "MegaWest Energy Corp." to "Gravis Oil Corporation ", or such other name as the Board of Directors of the Corporation in their discretion may determine and that the Corporation's Articles be amended accordingly;

2.
notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the Board of Directors of the Corporation may, in their sole discretion and without further approval of the shareholders of the Corporation, revoke this special resolution at any time prior to effecting such name change and elect not to act on or carry out this special resolution; and

3.
any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver Articles of Amendment and to execute and, if appropriate, deliver all of the documents and do all other things as in the opinion of such director or officer may be necessary or desirable to implement this special resolution and matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

In order to be effective, the resolution must be passed by a majority of not less than two-thirds of the votes cast in respect of the resolution.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the special resolution approving the change of the Corporation's name.

Consolidation of Share Capital

Management determined that, in its opinion, a consolidation of its share capital may be required in order to provide for further equity financing to meet its working capital requirements.

The Board proposes that shareholders approve a consolidation of its share capital on the basis of one post consolidated Common share for each ten common shares currently held.  It is proposed that the name of the Company be changed in conjunction with the consolidation of the Common Shares. The Company will have approximately 13,329,000 common shares outstanding subsequent to the consolidation. The exact number of post-consolidated shares will most likely vary from this approximation to a small extent depending upon the treatment of the fractions that will most likely occur when each shareholder's holdings are consolidated on a one new share for ten old shares basis.

The consolidation of the Common Shares requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolution:

Resolved, as a special resolution, that:

1.
the authorized share structure of the Company be altered by consolidating all of the issued and outstanding Common Shares, of which 133,289,472 Common Shares are issued, on the basis of a one (1) post-consolidated Common share for up to each ten (10) pre-consolidated Common shares;

2.
any fractional shares resulting from the consolidation of the Common shares shall be converted such that each fractional Common share remaining after conversion that is less than one-half of a Common share be cancelled and each fractional Common share that is at least one-half of a Common share be changed to one whole Common share; and

3.
the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above consolidation without further approval, ratification or confirmation by the shareholders, and may proceed with the consolidation at some ratio less than ten to one (10:1).

Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice.  If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the Common Shares represented thereby in accordance with their best judgement on such matter(s).

Certificate and Approval

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Board of Directors of the Corporation has approved the contents, mailing and delivery of this Information Circular.

DATED: March 30, 2011.

"Signed"	"Signed"
Tim L. Morrison	F. George Orr
CEO	CFO

APPENDIX I

MEGAWEST ENERGY CORP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of proposed directors who are independent.	Fred Zeidman and Elden Schorn are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 Audit Committees ("MI 52-110
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	George Orr and Tim Morrison are not considered independent as they are executive officers of the Corporation.
2. Directorships
(a)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
The directors are also directors or trustees of the reporting issuers set out beneath their respective names below.

	George Orr:	None
	Tim Morrison	None
	Elden Schorn	Global Green Solutions, Inc., One World Investments Inc., Pacific Copper Corporation, Smart Cool Systems Inc.
	Fred Zeidman:	SulphCo Inc, Nova Biosource Fuel and TransMeridian Exploration, Inc.
3. Orientation and Continuing Education
(a) Describe what steps, if any, the board takes to orient new board members and describe any measures the board takes to provide continuing education for directors
New directors will be made aware of the nature and operation of the business of the Corporation through interviews with other board members and management during which they are briefed on the Corporation and its current business issues. Information on courses pertaining to corporate governance is circulated to Board members who are encouraged to attend.

4. Ethical Business Conduct
(a) Describe what steps, if any, the board takes to promote a culture of ethical business conduct.
The Board promotes a culture of ethical business - conducted by a regular oversight of the Corporation's business and ensures that all directors, officers, employees and consultants are persons of high ethical standards.

Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest.  Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

5. Nomination of Directors
(a) Describe what steps, if any, are taken to identify new candidates for board nominations including:	The entire Board of Directors is involved in proposing new nominees for the Board.
(i) who identifies new candidates; and (ii) the process of identifying new candidates.

6. Compensation
(a) Describe what steps, if any, are taken to determine the compensation for the issuer's directors and CEO, including: (i) who determines compensation; and	The Corporate Governance and Human Resources Committee is charged with the responsibility of reviewing and recommending compensation for the CEO, CFO and the directors.
(ii) the process of determining compensation.
The non-management directors on the Board set the annual salary, bonus and other benefits, direct and indirect, of the CEO and CFO after hearing recommendations from that committee and approves the compensation for all other designated officers after considering the recommendations of the CEO.

7. Other Board Committees
(a) If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
At the present time, the standing committees of the board of directors include the Audit Committee, the Compensation Committee, the Reserves Committee and the Corporate Governance and Human Resources Committee.

8. Assessments
(a) Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.	The Board conducts informal annual review of its effectiveness as well as the effectiveness and contribution of each Board committee and each individual director.